SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 31, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on March 31, 2005

Amsterdam • 31 March 2005

ING Group completes sale of Baring Asset Management

ING Group has finalised the sale of Baring Asset Management, as agreed on 22 November 2004, to MassMutual Financial Group and Northern Trust Corp. with effect from 31 March 2005.

MassMutual has purchased the investment management activities of Baring Asset Management with approximately EUR 26 billion in assets under management for an undisclosed sum.

Northern Trust has purchased Baring Asset Management’s Financial Services Group, with approximately EUR 53 billion in funds under administration, EUR 25 billion in custody, and EUR 25 billion held in trust, for a sum of approximately GBP 260 million (EUR 377 million).

As earlier disclosed, the sales will result in a net gain of about EUR 250 million for ING, which will be booked in the first quarter of 2005. The transactions will also have a positive impact of approximately 80 basis points on the debt/equity ratio of ING Group.

Press enquiries: ING Group, The Netherlands Dorothy Hillenius, +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: March 31, 2005